Filed by Stone Energy Corporation and Basin
                                Exploration, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

                                Stone Energy Commission File No.: 001-12074
                                Basin Exploration Commission File No.: 000-20125 Subject Company: Basin Exploration, Inc.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY STONE ENERGY CORPORATION ON DECEMBER 20, 2000


STONE  ENERGY  CORPORATION
ANNOUNCES  PRODUCTION  TEST ON NARWHAL  PROSPECT AND
FOURTH QUARTER 2000 PRODUCTION ESTIMATES
NYSE--SGY
LAFAYETTE,  LA. December 20, 2000

     Stone Energy Corporation announced today that it has completed drilling operations on the OCSG-2899 No. D-2 Well on the Narwhal Prospect at Eugene Island Block 243. The well was drilled to a total depth of 15,100 feet and logged 205 feet (MD) of net pay in two sands. On December 20, 2000, Stone perforated the deepest productive interval and tested the well at a gross daily rate of 7.2 million cubic feet of gas and 1,349 barrels of condensate on a 16/64th-inch choke with a flowing tubing pressure of 5,221 pounds. The well is expected to begin sales before year-end from Stone's existing A Platform.

         Stone expects to spud a delineation well, the No. D-3, before the end of the year. This well will drill to a planned depth of 14,616 feet to evaluate the "O" sand series in a fault block updip and adjacent to the D-2 discovery well. Construction is in progress on a four-pile production platform that will be set adjacent to existing facilities on the block. This new platform will add additional daily processing capacity of 70 million cubic feet of gas and 5,000 barrels of oil to accommodate potential production associated with future drilling prospects.

         Stone has an approximate 89% working interest and a 70% net revenue interest in the D-2 and D-3 Wells.

         Excluding any production from the No. D-2 Well, Stone estimates that its fourth quarter production volumes will be approximately flat with the third quarter of 2000. During the fourth quarter, Stone deferred planned recompletions at its South Pelto Block 23 and South Timbalier Block 8 fields. These recompletions would have increased production from wells where the producing rates from existing completions have declined. These existing wells are still profitable due to current commodity prices. Stone continues to seek maximum commercial reserve recovery from its wells as opposed to maximizing producing rates. Based on the revised fourth quarter production rates, Stone estimates that its average daily production for 2000 will be approximately 13% higher than 1999 daily rates. In addition, with the expected product price realizations for the fourth quarter of 2000, the revised production estimates are still projected to generate record quarterly revenue, net income and cash flow.

         Stone Energy Corporation is an independent oil and gas company headquartered in Lafayette, Louisiana, and is engaged in the acquisition, exploitation and operation of oil and gas properties located in the Gulf Coast Basin.

         For additional  information,  contact James H. Prince,  Chief Financial
Officer   at    337-237-0410-phone,    337-237-0426-fax   or   via   e-mail   at
princejh@stone-energy.com.

         Certain statements in this press release are forward-looking and are based upon Stone's current belief as to the outcome and timing of future events. All statements, other than statements of historical facts that address activities that Stone projects, estimates, expects, believes or anticipates will, should or may occur in the future including future production of oil and gas, future oil and gas prices, future capital expenditures and drilling and recompletion of wells are forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include the timing and extent of changes in commodity prices for oil and gas, operating risks and other risk factors as described in Stone's Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, Stone's actual results and plans could differ materially from those expressed in the forward-looking statements.



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